GERSTEN SAVAGE, LLP
                              600 LEXINGTON AVENUE
                               NEW YORK, NY 10022


                                                               November 30, 2005


VIA FACSIMILE (202) 772-9219 AND EDGAR
--------------------------------------

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-0303
Attn.: Pamela A. Long, Assistant Director

Re:     Western Power & Equipment Corp. (the "COMPANY")
        Registration Statement on Form S-1
        Filed July 22, 2005
        File No. 333-126854
        Annual Report for Fiscal Year Ended July 31, 2004 and Filed October 29, 2004 Quarterly Report on Form 10-Q for the period ending April 30, 2005 Filed June 14, 2005
        File Number 0-26230

Dear Ms. Long:

We are securities counsel to the Company, and as such hereby submit responses to the comments listed in the Securities and Exchange Commission' s August 12, 2005 letter addressed to Mr. C. Dean McLain (the "COMMENT LETTER"). The responses are numbered to correspond to your comments in the Comment Letter.


General
-------

1. PLEASE INCLUDE A CONSENT FROM YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR EACH OF THE THREE YEARS OF YOUR FINANCIAL STATEMENTS PRESENTED IN YOUR FILING. PLEASE ALSO INCLUDE A CONSENT FROM YOUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR EACH OF THE TWO YEARS OF FINANCIAL STATEMENTS FOR ARIZONA PACIFIC MATERIALS, LLC PRESENTED IN YOUR FILING.

        We have included the above referenced consents. Please see Exhibit 23.1.

Cover Page of Prospectus
------------------------

2. PLEASE REVISE THE FIRST SENTENCE ON THIS PAGE TO READ THAT THE PROSPECTUS RELATES TO THE "RESALE" RATHER THAN "SALE" OF COMMON SHARES.

        We have revised the referenced sentence.

3. PLEASE CLARIFY THE STATEMENT HERE THAT THE SHARES BEING REGISTERED ARE, IN PART, FOR CERTAIN PERSONS "WHO WILL BECOME" SHAREHOLDERS AS WELL AS FOOTNOTE 6 TO THE FEE TABLE THAT SOME SHARES "CONSIST OF AN ADDITIONAL 30% OF THE MAXIMUM NUMBER OF SHARES ISSUABLE TO CERTAIN SELLING SHAREHOLDERS," FOR INSTANCE, DO THESE SHARES UNDERLIE OPTIONS, NOTES, OR WARRANTS? PLEASE CLARIFY UNDER WHAT CONDITIONS THE RIGHTS TO THESE UNISSUED SHARES WERE GRANTED. ALSO, IN THE SUMMARY AND THE SELLING STOCKHOLDER

        SECTIONS, YOU REFER TO THESE SHARES AS BEING REGISTERED BUT NOT OFFERED. PLEASE EXPLAIN WHAT YOU MEAN BY "REGISTERED BUT NOT OFFERED UNDER ANY CURRENT ARRANGEMENT." WE MAY HAVE FURTHER COMMENT.

        Under the registration rights agreement entered into by and among the registrant and the institutional investors, the Registrant is obligated to register 130% of the "Registrable Securities," a defined term that includes the shares of common stock of the Registrant issuable: (i) upon conversion of the Series A Debentures; (ii) upon exercise of the Series A Warrants and the Series B Warrants; (iii) as interest payments on the Series A Debentures; (iv) upon any stock split, dividend or other distribution, recapitalization or similar event, and (v) in connection with any anti-dilution provisions in the debentures or the warrants. Since no event referred to in (iv) or (v) above has occurred, the Registrable Securities consist of the 27,495,092 shares of common stock issuable under (i) through (iii) above. Therefore, the additional 30% that the Registrant must register consists of 8,248,528 such shares. Such 8,248,528 shares of common stock, while being registered, are not presently contemplated to be offered or issued.

        However, the cover page of Amendment No. 2 to the Registration Statement ("Amendment No. 2") uses the phrase "This prospectus relates to the resale of up to 37,916,206 shares of common stock of Western Power & Equipment Corp." in order to avoid potential confusion.

Risks Relating to Our Current Financing Agreement, page 7
---------------------------------------------------------

4. PLEASE ADD A RISK FACTOR THAT DISCUSSES RISKS RELATED TO SHORT-SELLING AND ITS LIKELY IMPACT ON THE MARKET PRICE OF YOUR STOCK.

        We have added a risk factor entitled "Any significant downward pressure on the price of our common stock could encourage short sales by the holders of the Series A Debentures or by others. Such short sales may in turn place additional downward pressure on the market price of our common stock." Please see page 8.

Selling Security Holders, page 37
---------------------------------

5. PLEASE DESCRIBE HERE THE MATERIAL TRANSACTIONS AND RELATIONSHIPS BETWEEN YOUR COMPANY AND EACH OF THE SELLING SHAREHOLDERS DURING THE PAST THREE YEARS. SEE ITEM 507 OF REGULATION S-K. PLEASE BRIEFLY DESCRIBE THE TRANSACTIONS IN WHICH YOU ISSUED THE CONVERTIBLE SECURITIES OR SHARES TO BE RESOLD IN MATERIALLY COMPLETE TERMS, INCLUDING THE BASIC TERMS OF ALL THE ISSUANCE TRANSACTIONS, INCLUDING THE DATES THE TRANSACTIONS TOOK PLACE, THE MATERIAL TERMS OF THE TRANSACTIONS, THE PARTIES WHO PARTICIPATED IN THE TRANSACTIONS AND THE NUMBER OF CONVERTIBLE SECURITIES OR SHARES RECEIVED BY THEM.

        We have added the requested disclosure on the transactions in which the securities were acquired. Please see footnotes (1), (9), (10), (11),
        (12) and (22) of the table containing information on the Selling Security Holders. Other than the consultants referenced in footnotes (9) through (12), there were no material relationships between the Company and any of the selling stockholders as is disclosed in the paragraph immediately preceding the table. Please see page 36, et seq.

6. PLEASE REVISE YOUR DISCLOSURES TO IDENTIFY THE NATURAL PERSON OR PERSONS WHO HAVE VOTING OR INVESTMENT CONTROL OVER THE COMPANY'S SECURITIES THAT EACH NON-REPORTING ENTITY OWNS. SEE INTERPRETATION 4S OF REGULATION S-K
        ITEM 507 IN THE MARCH 1999 SUPPLEMENT OF THE MANUAL OF PUBLICLY AVAILABLE CF TELEPHONE INTERPRETATIONS.

        We have revised the disclosure as requested. Please see page 36, et seq.

7. REVISE THE SELLING SHAREHOLDER TABLE TO INCLUDE A LINE THAT SHOWS THE TOTAL NUMBER OF SHARES TO BE OFFERED IN THIS PROSPECTUS.

        We have revised the disclosure as requested. Please see page 37.

Plan of Distribution. page 38
-----------------------------

8. PLEASE TELL US WHETHER ANY OF THE SELLING SHAREHOLDERS ARE BROKER-DEALERS OR AFFILIATES OF BROKER-DEALER. IF ANY SELLING SHAREHOLDER IS A REGISTERED BROKER-DEALER, IT SHOULD BE NAMED AS AN UNDERWRITER. IF THE SELLING SHAREHOLDER IS AN AFFILIATE OF A REGISTERED BROKER-DEALER, EXPAND THE PROSPECTUS TO INDICATE WHETHER IT ACQUIRED THE SECURITIES TO BE RESOLD IN THE ORDINARY COURSE OF BUSINESS. ALSO INDICATE WHETHER AT THE TIME OF THE ACQUISITION IT HAD ANY AGREEMENTS, UNDERSTANDINGS OR ARRANGEMENTS WITH ANY OTHER PERSONS, EITHER DIRECTLY OR INDIRECTLY, TO DISPOSE OF THE SECURITIES.

        None of the selling stockholders is a broker-dealer. Three of the selling stockholders are affiliates of broker-dealers. All such persons have severally represented to the Company that: (i) they acquired the securities in the ordinary course of their business, and (ii) at the time the securities were acquired, they had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to distribute the securities. Please see page 40 for the requested disclosure.

9. WE NOTE THE DISCLOSURE IN THE SECOND FULL PARAGRAPH REGARDING THE USE OF RULE 144 UNDER THE SECURITIES ACT. PLEASE DESCRIBE THE REQUIREMENTS OF RULE 144 IN GREATER DETAIL. FOR EXAMPLE, WE NOTE THAT SELLING SECURITY HOLDERS WHICH ACQUIRED SHARES IN THE JUNE 9, 2005 TRANSACTION HAVE NOT HELD SHARES FOR MORE THAN ONE YEAR AGREEMENTS, UNDERSTANDINGS OR ARRANGEMENTS WITH ANY OTHER PERSONS, EITHER DIRECTLY OR INDIRECTLY, TO DISPOSE OF THE SECURITIES.

        We have noted that no selling security holders who acquired the shares being registered in Amendment No. 2, or rights to acquire such shares, has held these shares for a period of one year. In addition, we have supplied the requested disclosure on Rule 144 in what is the third full paragraph of Amendment No. 2. Please see page 39.

10. PLEASE REVISE THIS SECTION TO STATE THAT IF AN UNDERWRITER IS USED IN THE RESALE OF THE SHARES, YOU WILL FILE A POST-EFFECTIVE AMENDMENT TO DISCLOSE THE NAME OF THE UNDERWRITER AND DISCUSS THE MATERIAL TERMS OF ANY AGREEMENT.

        We have added the requested disclosure. Please see page 39, fifth full paragraph.

11. TELL US WHAT STEPS YOU HAVE IMPLEMENTED TO ENSURE THAT EACH OF THE SELLING STOCKHOLDERS WILL CONDUCT THE DISTRIBUTION IN ACCORDANCE WITH REGULATION M. SEE PARAGRAPH (B)(7) OF RULE 461.

        The Company intends to send a letter to each of the selling stockholders reiterating the requirements of Regulation M.

Note 13. Subsequent Events, page F-12
-------------------------------------

12. WE NOTE THAT OF THE $32 MILLION SENIOR CREDIT FACILITY RAISED FROM THE SALE OF DEBENTURES AND A NOTE, YOU HAVE USED $25.5 MILLION TO REPAY A CREDIT AND FORBEARANCE AGREEMENT WITH GE COMMERCIAL DISTRIBUTION FINANCE CORPORATION AND TO PAY OFF THE PURCHASE NOTE OF ARIZONA PACIFIC MATERIALS. SUPPLEMENTALLY, PLEASE CLARIFY WHETHER YOU HAVE RECEIVED THE REMAINDER OF THE PROCEEDS OF THE SENIOR CREDIT FACILITY AND/OR WHETHER THE FUNDS ARE IN AN ESCROW OR OTHER SIMILAR ACCOUNT CONTROLLED BY YOU. PLEASE FILE ANY ESCROW AGREEMENTS OR SIDE LETTERS AS EXHIBITS.

        Amendment No. 2 includes audited year end financial information. Consequently, Note 13 (Subsequent Events) has been eliminated as no subsequent events existed as of July 31, 2005, the Company's fiscal year end. Information regarding the $32 million senior credit facility is incorporated in footnote 5 of the year end financials. The $32 million was used to pay $25.5 million to GE and certain amounts owed by Arizona Pacific Materials, LLC, the Company's wholly owned subsidiary. Of the remaining funds received, approximately $1.7 million was allocated to repayment of the loan processing fees and approximately $4.7 million was transferred into the Company's general account. Please see Note 5, Debt Obligations, beginning on page F-11.

Recent Sales of Unregistered Securities, page II-1
--------------------------------------------------

13. WE NOTE THAT AS PART OF THE JUNE 9, 2005 FINANCING, YOU PROVIDED THE PURCHASERS OF THE DEBENTURES THE RIGHT, THROUGH EXERCISE OF SERIES C WARRANTS, TO PURCHASE ADDITIONAL SERIES A DEBENTURES AND WARRANTS. PLEASE DISCLOSE WHETHER OR NOT THESE ADDITIONAL SERIES A DEBENTURES AND WARRANTS WERE EVER ISSUED. GIVEN THIS RIGHT, IT APPEARS THAT THE OFFERING WAS A CONTINUOUS PRIVATE OFFERING. THEREFORE, BY REGISTERING THE RESALE OF SOME OF THE SECURITIES ISSUED IN THE PRIVATE PLACEMENT TO THE DEBENTURE INVESTORS, YOU MAY HAVE VIOLATED SECTION 5 OF THE SECURITIES ACT. A PRIVATE OFFERING MUST BE COMPLETED BEFORE THE RESALE OF ANY OF THE SECURITIES OFFERED AND SOLD PRIVATELY MAY BE REGISTERED FOR RESALE, SUPPLEMENTALLY, PLEASE PROVIDE US WITH AN ANALYSIS WHICH SUPPORTS YOUR APPARENT CONCLUSION THAT THE PRIVATE PLACEMENT WAS COMPLETED BEFORE YOU FILED THE REGISTRATION STATEMENT AND THAT YOU HAVE COMPLIED WITH SECTION 5 OF THE SECURITIES ACT IN CONNECTION WITH THE OFFER OF THE ADDITIONAL SERIES A DEBENTURES AND WARRANTS.

        The additional Series A Debentures and Series A Warrants issuable upon exercise of the Series C Warrants have not been issued because the Series C Warrants have not been exercised. All of the shares of common stock issuable upon exercise or conversion, as the case may be, of the additional Series A Warrants and Series A Debentures issuable upon exercise of the Series C Warrants have been removed from Amendment No. 2.

Signatures
----------

14.     PLEASE IDENTIFY YOUR PRINCIPAL ACCOUNTING OFFICER OR CONTROLLER.

        We have identified the Company's principal accounting officer, Mark Wright, who is also the Company's chief financial officer. Please see the signature page.

Exhibits
--------

15. PLEASE FILE YOUR LEGALITY OPINION WITH YOUR NEXT AMENDMENT AS WE NEED TIME TO REVIEW AND POSSIBLY COMMENT UPON IT.

        We have filed an undated form of opinion. Please see Exhibit 5.1.

Annual Report for Fiscal Year Ended July 31, 2004 Quarterly Reports on Form 10-Q for the periods ending April 30, 2005, January 31, 2005, and October 31, 2004.

Controls and Procedures
-----------------------

16. WE NOTE YOUR CITATION TO EXCHANGE ACT RULE 13A-15. HOWEVER, DISCLOSURE CONTROLS AND PROCEDURES ARE NOW DEFINED IN EXCHANGE ACT RULES 13A-15(E) AND 15D-15(E). SEE SEC RELEASE 33-8238, WHICH BECAME EFFECTIVE AUGUST 14, 2003. PLEASE REFER TO THE APPROPRIATE CITATIONS FOR THE DEFINITIONS IN FUTURE FILINGS.

        The appropriate citations are referred to in the Company's Form 10-K for its fiscal year ended July 31, 2005, which was filed with the Securities and Exchange Commission on September 28, 2005. Please see Item 9A thereof.

17. WE ALSO NOTE YOUR STATEMENT IN YOUR QUARTERLY REPORTS THAT "NO EVALUATION OF CONTROLS CAN PROVIDE ABSOLUTE ASSURANCE THAT ALL CONTROL ISSUES AND INSTANCES OF FRAUD, IF ANY, WITHIN A COMPANY HAVE BEEN

        DETECTED." PLEASE CONFIRM TO US SUPPLEMENTALLY, IF TRUE, THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE DESIGNED TO PROVIDE REASONABLE ASSURANCE OF ACHIEVING THEIR OBJECTIVES AND THAT YOUR PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE AT THAT REASONABLE ASSURANCE LEVEL. IN THE ALTERNATIVE, REMOVE THE REFERENCE TO THE LEVEL OF ASSURANCE OF YOUR DISCLOSURE CONTROLS AND PROCEDURES. PLEASE REFER TO
        SECTION II.F.4 OF MANAGEMENT'S REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND CERTIFICATION OF DISCLOSURE IN EXCHANGE ACT PERIODIC REPORTS, SEC RELEASE NO. 33-8238, AVAILABLE ON OUR WEBSITE AT [HTTP://WWW.SEC.GOV/RULES/FINAL/33-8238.HTM]. PLEASE NOTE THIS GUIDANCE AND MAKE APPROPRIATE DISCLOSURES IN YOUR SUBSEQUENT QUARTERLY REPORTS.

        Item 9A of the Form 10-K referenced in the response immediately above contains appropriate statements regarding the design of the disclosure controls and procedures and the conclusions of the Company's principal executive officer and principal financial officer relating to the reasonable assurance level of the Company's disclosure controls and procedures.

Your cooperation in reviewing our responses promptly would be greatly appreciated. Please feel free to contact me as you review our responses with any questions or comments at (212) 752-9700 or by facsimile at (212) 813-9768. Thank you for your cooperation.




                                                           Yours truly,


                                                           /s/ Jay M. Kaplowitz
                                                           ---------------------
                                                           Jay M. Kaplowitz